Exhibit 99.1

Organigram Launches Edison RE:MIX Rapid Dissolvable Cannabis Powder

Rapid dissolving and discreet formulations offer consumers highly customizable cannabis beverage experience

Nanoemulsion formula offers improved absorption compared to traditional edibles

Estimates suggest Canadian recreational cannabis beverage market represents $467M category opportunityi

MONCTON, New Brunswick--(BUSINESS WIRE)--November 17, 2020--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce the launch of Edison RE:MIX dissolvable cannabis powder. RE:MIX is the latest innovation from the Company’s Edison brand portfolio of products, offering Canadian adults the opportunity to enjoy cannabis their way.

The convenient pre-packaged powder format makes it easy to mix Edison RE:MIX into beverages quickly and discreetly, so the product can be enjoyed, based on the consumer’s own preference, in a wide variety of settings and on occasions of their choosing.

“Edison RE:MIX showcases the creativity, focus, and expertise of Organigram’s product development team and reinforces our company commitment to growth through innovation,” says Greg Engel, CEO, Organigram. “We have developed a process and product that blend science and individual tastes to help adult Canadians explore new, personal cannabis experiences.”

Key features of Edison RE:MIX include the following:

  Customizable: RE:MIX can easily be added to almost any beverage, transforming it into a cannabis-infused drink in a matter of seconds.ii
  Rapid: RE:MIX dissolves rapidly into beverages for a quick, straightforward cannabis experience. In addition, the nanoemulsion formula provides improved absorption compared to traditional edibles, like a brownie or an ingestible oil.
  Discreet: RE:MIX is odourless and mixes in clear to most drinks, making it a discreet addition. It also contains no added flavour.

The results of a recent Organigram survey suggest a significant majority of current cannabis consumers (74%) would prefer to add cannabis to their beverages by themselves (vs. a pre-mixed beverage). The discreet nature of the product also addresses consumer concerns related to open cannabis consumption.

As previously announced, Organigram’s researchers have developed a proprietary nano-emulsification technology that generates nano-droplets which are very small and uniform; this provides improved absorption compared to traditional solid edibles, potentially allowing for a more reliable and controlled experience.

With traditional edibles, beverages, and ingestible oil-based extracts, the body spends significant time breaking down fat soluble cannabinoid particles which are then absorbed and metabolized in the body before the effects are felt. This lengthy process can result in accidental overconsumption and undesirable experiences.

The nanoemulsion technology is also anticipated to have increased stability to temperature variations, mechanical disturbance, salinity, pH, and sweeteners. The powdered formulation holds the potential to offer consumers a measured dose of cannabinoids which they can then add to liquid, such as a beverage of their choice, while also offering the discretion, portability and shelf life expected of a dried powder formulation.

Market Opportunity

According to recent sales data in Colorado, cannabinoid-infused powders have rapidly risen to the top of the beverage category in popularity, representing 55% of the state’s beverage market sales. In fact, 46% of cannabis consumers reported enjoying cannabinoid-infused beverages multiple times a day.iii

In Canada, the recreational cannabis beverage market is expected to increase by 15x its current market size over the next five years.iv

Edison RE:MIX Availability

Edison RE:MIX is available in three formats:

  2 sachets with 5 mg THC per sachet;
  2 sachets with 5:5 mg THC:CBD per sachet; and
  5 sachets with 10 mg CBD per sachet.

Edison RE:MIX will be available in certain provincial retail stores this month.. To learn more about Edison RE:MIX, visit www.edisoncannabis.co/remix.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, SHRED and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

i Brightfield Group – Canadian Market Size Insights – July 2020
ii Not recommended for mixing with alcoholic beverages. Onset may be faster compared to traditional solid cannabis edibles.
iii Headset- Colorado Market Insights – July 2020
iv Brightfield Group – Canadian Market Size Insights – July 2020

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
amy.schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Marlo Taylor
mtaylor@gagecommunications.ca